SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S.A. (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general, in addition to the Relevant Facts dated 02 and 25 May, 2018, that the Eletrobras Data Room Auction 01/2018 is opened since August 08, 2018.

Eletrobras, in compliance with the determinations of the Audit Court of Federal Government (“TCU”) already mentioned in the Market Announcement dated August 1, 2018, informs that it decided to include the sale of its equity interest in SPE Integração Transmissora de Energia S.A. - INTESA in the aforementioned event.

The auction is related to the Financial Discipline Pillar of the Business and Management Master Plan ("PDNG 2018/2022"), and aims to promote the settlement of debts of the subsidiaries Chesf, Eletronorte, Furnas and Eletrosul with Eletrobras holding, allowing the reduction of the "Net Debt/EBITDA".

In addition, Eletrobras informs that in the Data Room contains information on the 71 (seventy-one) SPEs of which Eletrobras or its controlled companies hold equity interests and which will be sold through an auction to be held at B3 S.A. – Brasil, Bolsa, Balcão.

For more information about the Eletrobras 01/2018 Auction Room Data, visit the Stakeholders' Procedures Manual available on the Company's website at the following address: www.eletrobras.com/ri/auction

Rio de Janeiro, August 08, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.